VIA EDGAR

April 25, 2024

Ms. Lisa Larkin

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:         Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Annuity Separate Account 4

Post-Effective Amendment No. 7 to Registration Statement filed on Form N-4

MassMutual EnvisionSM – File Nos. 333-255824 & 811-08619

Dear Ms. Larkin:

Thank you for providing the Staff’s comments regarding the above-referenced filing during our telephone call on March 11, 2024. I have paraphrased your comments below. Thank you for allowing me to respond to the Staff’s comments via e-mail.

The page numbers referenced below correspond to the PDF page numbers of the attached changed pages of the statutory prospectus for Post-Effective Amendment No. 7.

My responses to the Staff’s comments are as follows:

Statutory Prospectus

1.	Please consider adding additional disclosure and/or add prominence to existing disclosure explaining that electing the RetirePay Charge Increase Opt-Out is irrevocable.

Response to Comment No. 1: We have bolded the existing disclosure on p. 2 of the PDF and added additional disclosure on p. 1 and p. 3 of the PDF to emphasize that electing the RetirePay Charge Increase Opt-Out is irrevocable.

I appreciate your continuing attention to this filing. Please contact me if you have any questions regarding this filing or if there is anything that I can do to facilitate your review of this filing. I may be reached at (413) 218-0992 or jrodolakis@massmutual.com.

Sincerely,

/s/ James M. Rodolakis
James M. Rodolakis
Lead Counsel, Annuity Product & Operations
for Massachusetts Mutual Life Insurance Company